

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 1, 2016

<u>Via E-mail</u>
Stephen H. Mauldin
President and Chief Executive Officer
CNL Healthcare Properties II, Inc.
CNL Center at City Commons
450 South Orange Avenue
Orlando, FL 32801

      Re: CNL Healthcare Properties II, Inc.
                Amendment No. 2 to Registration Statement on Form S-11
                Filed January 15, 2016
                File No. 333-206017

Dear Mr. Mauldin:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 2

Terms of the Offering, page 3

1.   We note your response to comment 3 of our letter dated December 11, 2015. We note that your revised disclosure indicates that for the same investment amount, purchasers will receive more Class T shares than if they purchased Class A shares unless they are eligible for volume or other discounts on Class A shares. We note from your disclosure on page 198 that this does not appear to be the case. It appears from your disclosure on page 198 that even if shareholders purchase over $5,000,000 of Class A shares, they will still pay more per share than they would per Class T share. Please revise to clarify.

Estimated Use of Proceeds, page 69

2.   We note your response to comment 7 of our letter dated December 11, 2015. We continue to note that your advisor can be reimbursed for the organization and offering expenses under certain circumstances in connection with a liquidity event and if the advisor is terminated without cause prior to a liquidity event. As the contingent reimbursement of other organization and offering expenses to your advisor and its affiliates is a cost to the business, it is our view that these amounts should be reflected in the Use of Proceeds Table. We therefore respectfully reissue our prior comment. Please ensure that the Use of Proceeds Table deducts the organization and offering expenses in computing the amount available for investment given the fact that the advisor is not gifting this amount to the issuer, but instead will receive a contingent reimbursement right.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or Shannon Sobotka, Senior Staff Accountant, at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at 202-551-6840. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-7262 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities

cc: Robert Bergdolt, Esq.
        DLA Piper LLP
        Via E-mail